Post-Effective Amendment No.  2 to
                                            SEC File No.  70-8695



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, Inc. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960

               (Name of company filing this statement and address
                         of principal executive offices)

                                    GPU, INC.

          (Name of top registered holding company parent of Declarant)




T. G. Howson,                             Douglas E.  Davidson, Esq.
Vice President and Treasurer              Thelen Reid & Priest LLP
M. J. Connolly,                           40 West 57th Street
Vice President - Law                      New York, New York 10019
S. L. Guibord, Secretary
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey 07960


                        W. Edwin Ogden, Esq.
                        Ryan, Russell, Ogden & Seltzer LLP
                        1100 Berkshire Boulevard
                        P.O. Box 6219
                        Reading, Pennsylvania  19601-0219


                   (Names and addresses of agents for service)

      GPU hereby post-effectively amends its Declaration on Form U-1, docketed in SEC File No. 70-8695, as heretofore amended, as follows:

      A. By order dated December 8, 1995 (HCAR No. 26426) (the "1995 Order"), the Commission authorized GPU, formerly General Public Utilities Corporation, to issue and sell from time to time through December 31, 2000 up to 250,000 authorized but unissued or previously reacquired shares of GPU common stock, $2.50 par value ("Common Stock"), to certain GPU System employees ("Participants") under the GPU, Inc. and Subsidiary System Companies Employee Savings Plan for Nonbargaining Employees and the Employee Savings Plan for Bargaining Unit Employees for each of GPU's electric utility subsidiaries, Jersey Central Power & Light Company ("JCP&L"), Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec") (collectively, "Savings Plans").

      B. The Savings Plans are designed to encourage and assist savings and investment by eligible employees through voluntary contributions by employees of a portion of their compensation and by the matching of certain of such contributions by the Participant's employer. The Savings Plans are also intended to provide eligible employees with a convenient way to invest in shares of Common Stock, as an investment alternative under the Savings Plans. The Savings Plans are intended to qualify as cash or deferred discretionary profit sharing plans under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

      C. GPU currently has 350 million authorized shares of Common Stock of which 121,332,510 shares were outstanding at September 30, 2000. At October 11, 2000, the reported closing price of GPU Common Stock on the New York Stock Exchange was $32.38. To date, GPU has not issued any shares of Common Stock pursuant to the 1995 Order in connection with the Savings Plan. In order to maintain the flexibility the 1995 Order affords, GPU requests an extension to December 31, 2005 of the time during which it may issue and sell the 250,000 authorized but unissued or previously reacquired shares of Common Stock under the Savings Plans. In all other respects, the transactions as heretofore authorized by the Commission in this docket would remain unchanged.

      D.          Rule 54 Analysis.

            (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2000, GPU's average consolidated retained earnings was
                                        2
approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.8 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $614 million in FUCOs and EWGs as of June 30, 2000.

                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");

                              (2) the financial statements will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
            owned subsidiary of GPU:

                              (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                              (2)   the financial  statements  for such
                        subsidiary  will be  prepared in accordance with GAAP;
                        and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
            or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                              (1) such entity to maintain books and records in accordance with GAAP;

                              (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies of this Declaration on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any amendments to this Declaration and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.

                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.


-------------------
1 Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2.44 billion) represented a decrease of approximately $13.7 million (or approximately .5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.45 billion). The decrease in retained earnings results primarily from a non-recurring loss of $295 million, after tax, from the sale during the second quarter of 2000 of GPU PowerNet, which provides transmission services in the State of Victoria, Australia.

                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 42.5% common equity and 50.8% debt. As stated in the application that formed the basis for the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 33.5% common equity and 60.7% debt.

      At June 30, 2000, GPU's common equity and debt represented 31.4% and 64.8%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(2)

      GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at June 30, 2000 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.


      E. GPU's estimated fees, commissions and expenses in connection with the proposed transactions will be filed by further post-effective amendment.


      F. GPU believes that Sections 6(a) and 7 of the Act and Rule 54 thereunder are applicable to the proposed transactions.

      G. No Federal or State commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

      H. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than December 1, 2000. It is further requested that (iii) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (v) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

      I. The following exhibits and financial statements are filed as part of Item 6.




-------------------
2 The first mortgage bonds of JCP&L, Met-Ed and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

            (a) Exhibits:

                  F-1   -     Opinion of Thelen  Reid & Priest LLP - To be filed
                              by amendment.

                  F-2   -     Opinion of Ryan, Russell, Ogden & Seltzer LLP - To
                              be filed by amendment.

                  G     -     Financial Data Schedule.

                  H     -     Capitalization and  Capitalization  Ratios as at
                              June 30, 2000, actual and pro forma.

            (b) Financial Statements:

                  1(a)- GPU (corporate) Balance Sheets, actual and pro forma, as of June 30, 2000, Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended June 30, 2000; pro forma journal entries.

                  1(b)- GPU Consolidated Balance Sheets, actual and pro forma, as of June 30, 2000, Consolidated Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended June 30, 2000; pro forma journal entries.

      J. The issuance of an order by your Commission with respect to the transactions contemplated herein is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to Paragraph H hereof regarding regulatory approvals with respect to the proposed transactions.

                                    SIGNATURE

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.



                                    By: /s/ T. G. Howson
                                        --------------------------------------
                                        T. G.  Howson,
                                        Vice President and Treasurer



Date:  October 13, 2000